Exhibit 99.1

Alterity announces approval of US patent for next generation compounds to treat neurodegenerative diseases

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 16th November 2020: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) has today announced the allowance of a new composition of matter patent by the United States Patent and Trademark Office (USPTO). The new patent is the product of in-house discovery research and is central to Alterity’s next generation drug development portfolio focussed on neurodegenerative diseases.

The patent, entitled “Compounds for and Methods of Treating Diseases” (Application No. 16/818,641), covers more than 150 novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in Parkinson’s disease, Alzheimer’s disease and other neurodegenerative conditions. The patent, which was filed in March of 2020, underwent prioritized examination by the USPTO.

Alterity’s strategy is based on the hypothesis that its therapeutics can disrupt the underlying pathology of neurodegenerative conditions in which labile iron is implicated in disease pathology. This includes Parkinsonian disorders such as Parkinson’s disease and Multiple System Atrophy, as well as Alzheimer’s disease.

The patent confers on Alterity 20 years of exclusivity, providing a strong basis for continued drug development and commercialization and new compound identification within its extensive drug discovery library to target important neurodegenerative diseases.

This new patent will support the expansion of Alterity’s drug development portfolio. Its most advanced compound, ATH434, currently in clinical development has a favourable safety and pharmacokinetic profile, achieving drug concentrations at the site of action that met or exceeded those associated with efficacy in animal models of Parkinson’s disease and its first clinical target, Multiple System Atrophy.

Alterity’s Chairman and CEO, Mr Geoffrey Kempler said, “This broad patent establishes an excellent foundation for the company to pursue multiple therapeutics across a spectrum of neurodegenerative disease.”

“There is a growing clinical and scientific focus on the implication of elevated iron in the brain of people with neurodegenerative disease. Alterity has been at the forefront of research and drug development in this area, and we have significant research to support our current and future drug development efforts.”

“This patent allows us to fully prosecute these opportunities with confidence in the coming years to address some of the most devasting brain diseases which currently have few or no treatment options.

In addition to the US, the company is pursuing patent protection in other jurisdictions.

END

Authorization & Additional information

This announcement was authorized by Geoffrey Kempler, Chairman and CEO of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 121

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s website at www.alteritytherapeutics.com.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare and rapidly progressive neurological disorder affecting adults. It has no known cause. In addition to presenting with motor symptoms like those in Parkinson’s disease, individuals with MSA may also experience loss of ability to coordinate voluntary movements and impaired regulation of involuntary body functions such as blood pressure, bowel and bladder control. Most of these symptoms are not addressed by available drugs for patients with Parkinson’s disease. As the condition progresses, daily activities become increasingly difficult and complications such as increased difficulty swallowing, vocal cord paralysis, progressive immobility, and poor balance become more prominent. Symptoms tend to appear after age 50 and rapidly advance, leading to profound disability.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.